Mail Stop 3561
      July 5, 2005

Daniel M. Fasano, President
ONTV, Inc.
2444 Innovation Way, Bldg. 10
Rochester, NY  14624

Re:	ONTV, Inc.
Preliminary Proxy Statement on Schedule 14A
Filed June 17, 2005
File No. 0-29249

Dear Mr. Fasano:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments. Feel free to call us at the telephone numbers listed at the end of this letter.

General
1. We reissue comment 1 in our letter dated May 6, 2005. Please tell us in reasonable detail what consideration you gave to whether this sale of substantially all of your assets to your president is the first step in a Rule 13e-3 transaction. As part of your response, given that after the asset sale you apparently will exist as a shell company, please tell us what impact the proposed sale of stock to China US Bridge Capital has on your determination whether or not the asset sale to Mr. Fasano is a Rule 13e-3 transaction.
2. In addition, if the sale of assets to Mr. Fasano is intended to facilitate the future sale of stock to China US Bridge Capital, then it appears you should provide shareholders with information on the proposed transaction with China US Bridge Capital. Also, as part of the background discussion, please disclose all material negotiations regarding the possible stock sale to China US Bridge Capital. Further, please tell us what consideration you have given to the applicability of Note A to Schedule 14A.
3. In addition, please tell us the exemption from registration you intend to rely on when you issue stock to that entity, and disclose the percentage of your total outstanding shares of common stock that the entity will hold as a result.
4. We reissue comment 4 in our letter dated May 6, 2005. It appears that the May 23, 2005 Agreement Regarding Sale of Assets represents a material definitive agreement, for which an Item 1.01 Form 8-K was due within four business days to report the event. Please revise or advise.

Sale of Subsidiary and Related Assets, page 3
5. Please refer to comment 8 in our letter dated May 6, 2005. On page 5, state the dollar amount of accrued but unpaid salary of Mr.
Fasano until the latest practicable date. Also, disclose how you intend to compensate Mr. Fasano for the amount you owe him.
6. We reissue comment 9 in our letter dated May 6, 2005. It is unclear how no negotiations occurred. Please revise to provide in reasonable detail a narrative description of the background negotiations leading to the agreement. Disclose who initiated the proposal of acquisition and when, identify the parties to the negotiations, when they were held, and how the material terms of the agreement changed in the course of the negotiations.
7. In addition, please further clarify how you determined the $300,000 purchase price. It is unclear how that figure relates to stockholders` equity.
8. We note your response to comment 10 in our letter dated May 6, 2005 and your statement on page 5 that "The Company has not considered, and does not know why it has not considered, any alternatives to the asset sale." Please discuss the reasons why you have decided to undertake this particular type of transaction and did not consider alternative transactions.
9. Please refer to comment 11 in our letter dated May 6, 2005. On page 5, explain why you consider your possible future attempt to buy a new business to be a material advantage when it appears that you have not determined the nature of the business you intend to buy and do not have the funds necessary to purchase one. In addition, explain why you do not consider it a disadvantage for shareholders to dispose your assets when you had a net income of $169,978 for the nine-month period ended March 31, 2005.
10. Please refer to comment 15 in our letter dated May 6, 2005. You state on page 5 that Mr. Fasano will pay you 25% of the net, after-tax income from the operations of Seen On TV, and on page 6 you state that you have no authority to oversee the operations and financial statements of Seen on TV, which will not have audited financial statements after its purchase by Mr. Fasano. Reconcile the above statements in the Schedule 14A with your claim in your response letter that "the obligation to make payments is not in any way discretionary on Mr. Fasano`s part." In particular, explain what recourse you have in the case Mr. Fasano assumes additional liabilities within his discretion, thereby reducing the purchase price, or if Mr. Fasano claims that Seen on TV has not generated any after-tax income.
11. Please refer to comment 16 in our letter dated May 6, 2005.
On
page 5, you state that if the sale is completed, you will have liabilities of approximately $531,284. You also state on page 4 that as of March 31, 2005, your total liabilities were $1,097,750 and your current liabilities were $645,228. Reconcile these disclosures with your statement on page 5 that "[a]t the time of the sale, the liabilities of Seen on TV will not exceed $400,000."
12. Please refer to comment 18 in our letter dated May 6, 2005.
On
page 5, explain that at the time of sales, the liabilities of Seen on
TV may not exceed $400,000, but if the liabilities exceed that amount, Mr. Fasano may either terminate the agreement or he may elect to proceed with the transaction. If the liabilities do exceed $400,000, clarify whether you or Mr. Fasano will assume the excess liabilities.

Market for Common Stock, page 7
13. Please refer to comment 20 in our letter dated May 6, 2005. Please note that the issuance of equity instruments in exchange for goods or services should be recorded at fair value. The best estimate of fair value is an arms length sale at the date closest to issuance, if applicable. You may also provide any independent appraisals. Please revise your financial statements to reflect the issuance of 20,000 shares to Mr. Fasano at fair value or tell us why you believe your current treatment is appropriate.

Pro Forma Financial Information
14. We note that the historical book value as of March 31, 2005 with respect to your business to be sold to Mr. Fasano exceeds the consideration to be received by $448,088. We agree that it is not appropriate to adjust your pro-forma statement of operations with respect to this loss. However, such amount should be presented as an adjustment to pro forma retained earnings with an appropriate explanation that the adjustment reflects the estimated loss in the pro forma notes.
15. We note that Mr. Fasano will remain as the biggest creditor of your company subsequent to the sale of your only business. In addition, Mr. Fasano may elect to assume this liability and others in which case the unpaid cash purchase price will be reduced by the amount of the liabilities assumed. Moreover, Mr. Fasano`s obligations in respect of the unpaid cash purchase price are unsecured. In light of these facts and circumstances, please tell us why you believe it is appropriate to accrue interest income on the unpaid purchase price in your unaudited pro forma statement of operations.


* * * * *


      As appropriate, please amend your filings and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      You may contact John Cannarella, Staff Accountant, at (202) 551-3337, or William Choi, Accounting Branch Chief, at (202) 551-3716
if you have questions on the financial statements and related matters. Please contact Pradip Bhaumik, Attorney-Advisor, at
(202)
551-3333, David Mittelman, Legal Branch Chief, at (202) 551-3214, or me at (202) 551-3720 with any other questions.


								Sincerely,



								H. Christopher Owings
								Assistant Director


cc. William T. Hart, Esq.
Hart & Trinen LLP
	Fax:  (303) 839-5414

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Daniel M. Fasano
ONTV, Inc.
July 5, 2005
Page 1